*Exhibit 6*

## Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings

DBRS has identified the following types of conflicts of interest relating to the issuance of credit ratings as potentially being material to its business. DBRS has established and maintains written policies and procedures to address and manage each of these conflicts. Some of these conflicts exist specifically for credit rating affiliate, Morningstar Credit Ratings, LLC ("Morningstar"), and are noted as such.[1] For more information about those policies and procedures, please refer to Exhibit 7 to the DBRS Form NRSRO.

1. DBRS is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. DBRS is paid by obligors to determine credit ratings of the obligors.

3. DBRS is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid DBRS to determine a credit rating

4. DBRS is paid by persons for subscriptions to receive or access the credit ratings of DBRS and/or for other services offered by DBRS where such persons may use the credit ratings of DBRS to comply with, and obtain benefits or relief under, statutes and regulations using the term nationally recognized statistical rating organization.

5. DBRS is paid by persons for subscriptions to receive or access the credit ratings of DBRS and/or for other services offered by DBRS where such persons also may own investments or have entered into transactions that could be favorably or adversely affected by a credit rating issued by DBRS.

6. DBRS allows persons within DBRS to directly own certain securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by DBRS, provided that such persons do not participate in determining or approving the credit rating.

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[1] For more information on DBRS's credit rating affiliates, please see Exhibit 4 of DBRS Form NRSRO, which is located on the "Regulatory Affairs" page at dbrs.com.

*Exhibit 6*

DBRS Annual Certification – November 2019

7. DBRS issues or maintains credit ratings with respect to securities or money market instruments issued by asset pools or as part of asset-backed or mortgage-backed securities transactions that are paid for by the issuers, sponsors, or underwriters of the securities or money market instruments.

8. Members of the Board of Directors of DBRS, Inc. may be affiliated with obligors or issuers subject to a credit rating determined by DBRS.

9. DBRS has a business relationship that could be considered more than an ordinary course of business relationship with an issuer or obligor that is subject to a credit rating determined by DBRS and with one or more subscribers to DBRS's services.

10. Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such a person, or a person affiliated with such person, may also pay Morningstar to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

11. DBRS has a person associated with it that is a broker or dealer; however, the broker-dealer is not engaged in the business of underwriting securities or money market instruments, and does not maintain client accounts or execute security transactions on behalf of clients.

12. DBRS may rate issuers and obligors that are significant shareholders of Morningstar Inc.

13. DBRS may provide credit rating services to underwriters and/or investment bankers that are engaged by Morningstar, Inc. and/or its affiliates in connection with the sale of Morningstar, Inc. securities.

14. With respect to conflicts 1 and 3 through 5 above and the credit ratings referenced therein, a servicer that is an affiliate of such an issuer, underwriter, other arranger or subscriber may be obtaining and paying for, or refusing to obtain or pay for, a Morningstar servicer ranking or assessment, and Morningstar may consider the presence or absence of such ranking or assessment in connection with Morningstar's determination of such a credit rating.

15. DBRS may provide credit rating services to customers of Morningstar, Inc. and/or its affiliates.